Exhibit 23(a)
Consent of Independent Registered Public Accounting Firm

The Benefit Committee
Costco 401(k) Retirement Plan:

We consent to the incorporation by reference in the registration statements (Nos. 333-180163 and 333-187418) on Form S-8 of Costco Wholesale Corporation of our report dated June 30, 2014, with respect to the statements of net assets available for benefits of the Costco 401(k) Retirement Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i -schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Costco 401(k) Retirement Plan.

/s/ KPMG LLP

Seattle, Washington
June 30, 2014